SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

May 13, 2026

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the Board of Directors of Credicorp Ltd. (‘Credicorp’), in its session held today, May 13, 2026, has resolved:

1.	To accept the resignation to the position of Head of Microfinance of Credicorp submitted by Mr. Javier Ichazo Bardales, who will remain in office until September 30, 2026.

2.
To appoint Mr. Alejandro Pérez-Reyes Zarak to take over Mr. Ichazo’s position as Head of Microfinance of Credicorp. It should be noted that, effective October 1, 2026, Mr. Pérez-Reyes will also serve as Chief Executive Officer of Mibanco, Banco de la Microempresa (“Mibanco”), as approved today by Mibanco’s Board of Directors and announced to the market through a Material Event notice.

3.	To accept the resignation to the position of Chief Financial Officer (CFO) of Credicorp submitted by Mr. Alejandro Pérez-Reyes Zarak, who will remain in office until September 30, 2026.

4.	To appoint Mr. Ignacio Belaunde Zuzunaga to take over Mr. Pérez-Reyes’ position as CFO.

5.
To accept the resignation to the position of Chief Corporate Audit Officer of Credicorp submitted by Mr. Jose Esposito Li Carrillo, who will remain in office until the end of April 2027, at which time he will retire.

6.	To appoint Mrs. Rosa Cigüeñas Espinel to take over Mr. Esposito’s position as Chief Corporate Audit Officer.

7.	The changes set forth in sections 2 and 4 will become effective as of October 1, 2026, and the change set forth in section 6 will become effective as of May 1, 2027.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2026

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative